PRIMERO ANNOUNCES ELECTION OF DIRECTORS

Toronto, Ontario, May 8, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announces that today, at its annual general and special meeting of shareholders (the “Meeting”), all directors nominated as listed in the management information circular dated April 8, 2013 were re-elected. The detailed results are as follows:

	Votes For		Withhold Votes
Director	#	%	#	%
Wade Nesmith	64,545,755	96.41	2,403,148	3.59
Joseph Conway	64,546,542	96.41	2,402,361	3.59
David Demers	64,547,805	96.41	2,401,098	3.59
Grant Edey	62,015,563	92.63	4,933,340	7.37
Rohan Hazelton	63,992,549	95.58	2,956,354	4.42
Timo Jauristo	58,393,183	87.22	8,555,719	12.78
Eduardo Luna	62,887,806	93.93	4,061,097	6.07
Robert Quartermain	66,308,580	99.04	640,323	0.96
Michael Riley	66,806,589	99.79	142,314	0.21

*As a ballot was not required, the number of votes disclosed reflects only the proxies received by management of the Company in advance of the Meeting.

The Company has also filed a report of voting results on all other resolutions voted on at the Meeting on www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168 tbrown@primeromining.com

Primero’s website is www.primeromining.com.